                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.   )*


                       REVENUE PROPERTIES COMPANY LIMITED
                                (Name of Issuer)



                                 COMMON SHARES
                         (Title of Class of Securities)



                                   761389402
                                 (CUSIP Number)


                   CAROLE COLBERT, VICE PRESIDENT & SECRETARY
                             GOODMAN & COMPANY LTD.
                        40 King Street  West, 55th Floor
                            Toronto, Ontario, Canada
                                    M5H 4A9
                           Telephone: (416) 365-2404

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 761389402                                    PAGE 2 OF 5 PAGES

1    Name of Reporting Person/S.S.
     or I.R.S. Identification No. of Above Person

     Goodman & Company Ltd.
     55th Floor, 40 King Street West
     Toronto, Ontario, Canada, M5H 4A9


2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)  [  ]
     N/A                                                               (b)  [  ]


3    Sec Use Only


4    Citizenship or Place of Organization
     Ontario, Canada


                5    Sole Voting Power
 Number of           12,095,261 Common Shares

  Shares        6    Shared Voting Power
Beneficially         Nil
 Owned By

  Each          7    Sole Dispositive Power
Reporting            12,095,261 Common Shares
 Person

  With          8    Shared Dispositive Power
                     Nil


9 Aggregate Amount Beneficially Owned By Each Reporting Person 12,095,261 Common Shares comprised of 6,494,200 Common Shares, $2,000,000 debentures convertible into 606,061 Common Shares and 4,995,000 warrants exercisable at $4.35, held within mutual fund, pension fund, institutional investor and private client accounts of Goodman & Company Ltd. acting as investment counsel and portfolio manager.


10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares*      [  ]

     N/A


11   Percent of Class Represented By Amount in Row (9)

     14.9%


12   Type of Reporting Person*

     IA



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13G




ITEM 1(A).     NAME OF ISSUER:

               REVENUE PROPERTIES COMPANY LIMITED

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               Suite 300
               131 Bloor Street West
               Toronto, Ontario
               M5S 1R1

ITEM 2(A).     NAME OF PERSON FILING:

               GOODMAN & COMPANY LTD.

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               40 KING STREET WEST
               SUITE 5500
               TORONTO, ONTARIO
               M5H 4A9


ITEM 2(C).     CITIZENSHIP:

               ONTARIO, CANADA

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               COMMON SHARES

ITEM 2(E).     CUSIP NUMBER:

               761389402

*ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

               (a). [ ] Broker or Dealer registered under section 15 of the Act;
               (b). [ ] Bank as defined in Section 3(a)(6) of this Act;
               (c). [ ] Insurance Company as defined in Section 3(a)(19) of the
                        Act;
               (d). [ ] Investment Company registered under Section 8 of the
                        Investment Company Act;
               (e). [ ] Investment Advisor registered under Section 203 of the
                        Investment Advisors Act of 1940;
               (f). [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974, or Endowment Fund, see Rule 13d-1(b)(1)(ii)(F);
               (g). [ ] Parent Holding Company, in accordance with
                         Rule 13d-1(b)(ii)(G);
               (h). [ ] Group, in accordance with Rule 13d-(b)(1)(ii)(H).
                        CANADIAN INVESTMENT COUNSELLING FIRM

Item 4. Ownership.

          If the percent of the class owned, as of December 31, of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount beneficially owned:

          6,494,200 Common Shares;
          $2,000,000 convertible debentures bearing interest at 7% per annum and convertible at Goodman's option to 606,061 Common Shares at $3.30 per shares prior to December 41, 2006; 4,995,000 warrants to purchase Common Shares at a price of $4.35 before September 1, 2000.

     (b)   Percent of class:

           14.9% Common Shares

     (c)   Number of shares as to which such person has:

           (i)   Sole power to vote or to direct the vote:

                 12,095,261

           (ii)  Shared power to vote or to direct the vote:

                 Nil

           (iii) Sole power to dispose or to direct the disposition of:

                 12,095,261

           (iv)  Shared power to dispose or to direct the disposition of:

                 Nil

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

          Not applicable

ITEM 10. CERTIFICATION.

          Not applicable



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 7, 1998

                                            GOODMAN & COMPANY LTD.

                                            "Carole Colbert"
                                            ___________________________________

                                             Name: Carole Colbert
                                             Title: Vice President and Secretary


                                  Page 5 of 5